FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: An information bulletin announcing that first Half results will be published on July 25, 2002 and that a conference call will take place on the same day.

Rhodia

Information

The 2002, 1st Half results will be published on
Thursday 25th of July, 2002

A conference call will take place on :
July 25th at 3.30 p.m. (CET)

Jean-Pierre TIROUFLET, *Chairman and CEO*
Gilles Auffret, *President & Chief Operating Officer*
Pierre PROT, *Senior Vice-President and CFO*
will comment these results

To participate, please call :

European dial in number : +44 (0) 20 8240 8243
USA dial in number : +1 703 871 3085

Password : Rhodia – Mr. Tirouflet

The life conference call and the presentation will be available on RAW network and on Rhodia's web site www.rhodia.com

Instant number replay to call (for 48 hours)

European dial in number : 44 (0) 20 8288 4459 – Access Code : 259172
US dial in number : 1 703 736 7336 – Access Code : 259172

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2002

RHODIA

By: ____________________
Name: Pierre PROT
Title: Chief Financial Officer